Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2007	Year Ended March 31, 2008	Year Ended March 31, 2009
Earnings:
Income (loss) from continuing operations before income taxes and minority interest	4.2	5.0	(6.6)	(10.8)	(67.4)
Interest expense	35.1	38.3	40.5	39.5	36.8
Interest factor of rentals	0.7	0.9	0.9	1.0	1.3
Amortization of deferred financing costs	2.1	2.0	2.5	2.8	3.1

Earnings (loss) as adjusted	42.1	46.2	37.3	32.5	(26.2)
Fixed Charges:
Interest expense	35.1	38.3	40.5	39.5	36.8
Interest factor of rentals	0.7	0.9	0.9	1.0	1.3
Amortization of deferred financing costs	2.1	2.0	2.5	2.8	3.1

Fixed Charges	37.9	41.2	43.9	43.3	41.2
Ratio of Earnings to Fixed Charges	1.1x	1.1x	—	—	—